FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of Resolutions at the 145th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 29, 2021

To Our Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions at the 145th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 145th Ordinary General Meeting of Shareholders of the Company held today.

Matters reported on:

1. Business Report, Consolidated Financial Statements, and Unconsolidated Financial Statements for the 144th fiscal year (from April 1, 2020 to March 31, 2021)

2. Audit Reports on the Consolidated Financial Statements for the 144th fiscal year by the Accounting Auditors and the Audit and Supervisory Committee

The contents of these documents were reported.

Matters resolved:

First Proposal:    Appropriation of Surplus
This item was approved as originally proposed. (The year-end dividend is 90 yen (JPY90.00) per share.)

Second Proposal:    Partial Amendment to the Articles of Incorporation
This item was approved as originally proposed. (The content of the amendment is as set forth in page 3.)

Third Proposal:    Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members
As proposed, Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki

Shiga were re-elected, and all twelve (12) Directors who are not Audit and Supervisory Committee Members assumed their respective offices.
Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga are External Directors defined in Article 2, item 15 of the Companies Act.

Fourth Proposal:    Election of One (1) Director who is an Audit and Supervisory Committee Member
As proposed, Masami Iijima was newly elected, and he who is an Audit and Supervisory Committee Member assumed his office.
Masami Iijima is an External Director defined in Article 2, item 15 of the Companies Act.

Fifth Proposal:    Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
It was proposed and approved that the amount within 500 million yen in total be paid to the three (3) Directors (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year.

End of Document

The Content of the Amendment to the Articles of Incorporation

(Amendments are underlined.)

Before the Amendment	After the Amendment
Article 11. (Time for Holding the Meeting)

The ordinary general meeting of shareholders of the Company shall be convened in June of each year.
(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.
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Article 11. (Time and Method for Holding the Meeting)
The ordinary general meeting of shareholders of the Company shall be convened in June of each year.
(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.
(3) A general meeting of shareholders of the Company may be held without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster.